U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                         Commission File Number 0-20356

(CHECK ONE):   [X]  Form 10-K and Form 10-KSB             [  ] Form 11-K
[  ] Form 20-F [  ] Form 10-Q and Form 10-QSB             [  ] Form N-SAR

        For Period Ended:    DECEMBER 31, 1996

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

        For the Transition Period Ended:    _______________________________

        Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

================================================================================

                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant: MEDICAL INDUSTRIES OF AMERICA, INC.

Former Name if Applicable:  HEART LABS OF AMERICA, INC.

Address of Principal Executive Office:  1903 S. CONGRESS AVENUE, SUITE 400

City, State and Zip Code:    BOYNTON BEACH, FLORIDA 33426
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                                     PART II
                             RULE 12B-25(B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or portion thereof will be filed on or before the 15th calender day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calender day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Forms 10K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        At the end of 1996, the Registrant owned a 49% interest in Westmark Group Holdings, Inc. The investment represents a material componet of the Registrant's Balance Sheet. The audit of Westmark Group Holdings, Inc., by other auditors, will not be completed in order to timely file the 10-KSB.

                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

        DAWN M. DRELLA              (561)                 737-2227
        (Name)                      (Area Code)           (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                                   [X] Yes     [ ]  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [ ] Yes     [X]  No

        If so: Attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       MEDICAL INDUSTRIES OF AMERICA, INC.
                  (Name of Registrant as specified in charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 31, 1997                            BY:    /S/ DAWN M. DRELLA
                                                         Dawn M. Drella
                                                         Chief Financial Officer